Exhibit (a)(16)
EMAIL TO INDIVIDUALS CHOOSING NOT TO TENDER ELIGIBLE OPTIONS
We show that you have elected not to tender one or more of your Eligible Options pursuant to the Offer to Replace Eligible Options.

Fair Market
Value of
				Finisar	Total Number	Number of
		Current		Common Stock	of Shares	Option Shares
		Exercise	Revised	on Revised	Subject to	Eligible for	Replace Entire
Grant	Original	Price Per	Measurement	Measurement	Outstanding	Replacement in	Eligible
Number	Grant Date	Share	Date	Date	Option	Tender Offer	Option?
		[$ ]		[$ ]		[ ]	☐ Yes	☑ No
We want to make sure that you understand that your election not to tender means:
1. You agree that you will pay all additional Federal and State tax penalties with respect to the non-tendered options;
2. You decline the replacement of the non-tendered options; and
3. You will not receive any applicable restricted stock units upon the expiration of the Offer.
If the above is not your intent, we encourage you to log back into the Offer website to change your election before its expiration at 9:00 p.m. on January 18, 2008. Alternatively, you may submit a new paper Election Form by facsimile to 1-888-606-7624. If we extend the Offer beyond January 18, 2008, you must change your election before the extended expiration date of the Offer. To access the Offer website, click on the following hyperlink: https://finisar.equitybenefits.com.
Should you have any questions, please feel free to contact the Finisar Tender Offer Call Center at 1-800-516-4699 or finisarcc@sos-team.com.